TEVA RECEIVES APPROVAL FOR SYNRIBOTM (OMACETAXINE MEPESUCCINATE) FOR INJECTION

Treats Chronic Myeloid Leukemia (CML) in Patients Who Have Become Resistant to or
Intolerant of Two of More Tyrosine Kinase Inhibitors

Protein Synthesis Inhibitor Provides New Treatment Option for CML Patients who Fail Prior TKI Therapy

JERUSALEM, Israel, October 26, 2012 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that the U.S. Food and Drug Administration (FDA) approved SYNRIBO (omacetaxine mepesuccinate) for Injection to treat adult patients with chronic phase (CP) or accelerated phase (AP) chronic myeloid leukemia (CML) with resistance and/or intolerance to two or more tyrosine kinase inhibitors (TKIs). The indication is based upon response rate. There are no trials verifying an improvement in disease-related symptoms or increased survival with SYNRIBO. It will be available for prescribing shortly.

Previously, CP and AP CML patients who failed on two or more TKIs have had limited treatment options. “While the CML treatment landscape has seen advancements with available TKI treatments, there are still cases where patients may not be able to continue using TKIs due to issues such as resistance, intolerance, suboptimal response, and disease progression,” said Jorge E. Cortes, M.D., deputy chair and professor of medicine in the Department of Leukemia at The University of Texas MD Anderson Cancer Center. “With SYNRIBO, physicians will now have access to another option, offering potential hope to patients who experience treatment failure.”

SYNRIBO received an accelerated approval that allows the FDA to approve a drug to treat a serious disease based on clinical data showing that the drug has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit to patients. The program is designed to provide patients with earlier access to promising new drugs. Full approval is expected following submission of more mature data from pivotal analysis.

“Teva Pharmaceuticals is pleased to bring SYNRIBO to the market for patients who need additional treatment options when others have failed,” said Michael R. Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer of Teva Pharmaceutical Industries Ltd. “SYNRIBO joins TREANDA and TRISENOX as important hematologic treatment options in the Teva Oncology portfolio.”

The approval is based on an analysis of combined data subsets from two Phase II, open-label, multicenter studies. The pooled analysis included patients who had received 2 or more approved TKIs and, at a minimum, had evidence of resistance or intolerance to dasatinib and/or nilotinib. 47% of CP patients and 63% of AP patients had failed treatment with imatinib, dasatinib, and nilotinib. The majority of patients had also received other treatments including hydroxyurea, interferon, and cytarabine.

•	For CP patients, 18% (14/76) achieved a major cytogenetic response (MCyR) with a mean time to MCyR onset of 3.5 months. The median duration of MCyR for these patients was 12.5 months (Kaplan-Meier estimate).

•	For AP Patients, 14% (5/35) achieved a major hematologic response (MaHR) with a mean time to response onset of 2.3 months. The median duration of MaHR for these patients was 4.7 months (Kaplan-Meier estimate).

•	Most common adverse reactions (frequency =20%) in chronic and accelerated phase patients: thrombocytopenia, anemia, neutropenia, diarrhea, nausea, fatigue, asthenia, injection site reaction, pyrexia, infection, and lymphopenia

Administered subcutaneously, SYNRIBO will be dosed twice daily for 14 consecutive days of a 28-day cycle at treatment induction, and twice daily for seven consecutive days of a 28-day cycle during maintenance therapy once a response is achieved.

ABOUT CML
Chronic myeloid leukemia (also called chronic myelogenous leukemia) is one of four main types of leukemia and is a cancer of the blood and bone marrow. In CML, part of the DNA from one chromosome translocates with another chromosome to form the Philadelphia chromosome. The Philadelphia chromosome contains the Bcr-Abl hybrid gene, which leads to over-production in the bone marrow of tyrosine kinase, an enzyme that causes too many stem cells to develop into white blood cells (granulocytes or blasts). The American Cancer Society estimates that in 2012, there will be 5,430 new cases of CML diagnosed in the United States, and 610 people will die from the disease.

ABOUT SYNRIBO
The mechanism of action of SYNRIBO has not been fully elucidated but includes inhibition of protein synthesis. It acts independently of direct Bcr-Abl binding to reduce protein levels of both the Bcr-Abl oncoprotein and Mcl-1 which inhibits apoptosis, in vitro. SYNRIBO also showed activity in mouse models of wild-type and T315I mutated Bcr-Abl CML. It is the first protein synthesis inhibitor for the treatment of CML.

IMPORTANT SAFETY INFORMATION

•	Serious adverse reactions, including myelosuppression, bleeding, and hyperglycemia, have been associated with SYNRIBO. Some reactions, such as myelosuppression and cerebral hemorrhage, have been fatal. Patients should be monitored closely for these reactions. Consider dose modifications for toxicities

•	Women should be advised to avoid becoming pregnant while using SYNRIBO

•	Most common adverse reactions (frequency =20%) in chronic and accelerated phase patients: thrombocytopenia, anemia, neutropenia, diarrhea, nausea, fatigue, asthenia, injection site reaction, pyrexia, infection, and lymphopenia

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

ABOUT TEVA ONCOLOGY
Teva Oncology is the U.S.-based branded oncology division of Teva Pharmaceutical Industries, Ltd. Teva Oncology is committed to the ever changing world of cancer care with a portfolio and pipeline across cancer therapeutics and supportive care.

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The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.